CUSIP No.  709776 10 8         13G                   Page   1   of   4   Pages
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                                  SCHEDULE 13G

                                 (Rule 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*
                                             ---


                                  PeoplePC Inc.
          ----------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
          ----------------------------------------------------------
                         (Title of Class of Securities)


                                   709776 10 8
          ----------------------------------------------------------
                                 (CUSIP Number)


                                 April 26, 2002
          ----------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    / /   Rule 13d-1(b)

    / /   Rule 13d-1(c)

    /x/   Rule 13d-1(d)

-------------------------
   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  709776 10 8         13G                   Page    2    of   4   Pages
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(1)   Names of Reporting Persons
      I.R.S. Identification No. of Above Persons (Entities Only)

      Ford Motor Company
      I.R.S. Id. No.  38-0549190

-------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group*              (a) / /
                                                                     (b) / /
              N.A.

-------------------------------------------------------------------------------
(3)   SEC Use Only


-------------------------------------------------------------------------------
(4)   Citizenship or Place of Organization

      Delaware

-------------------------------------------------------------------------------
     Number of                     (5) Sole Voting Power

      Shares                                      0 Shares
                                   --------------------------------------------
                                   (6) Shared Voting Power
    Beneficially
                                                  0 Shares
                                   --------------------------------------------
     Owned by                      (7) Sole Dispositive Power

   Each Reporting                                 0 Shares
                                   --------------------------------------------
                                   (8) Shared Dispositive Power
    Person With
                                                  0 Shares
-------------------------------------------------------------------------------

(9)   Aggregate Amount Beneficially Owned by Each Reporting Person

              0 Shares
-------------------------------------------------------------------------------
(10) Check box if the Aggregate Amount in Row (9) Excludes Certain Shares*/ / (See Instructions)


-------------------------------------------------------------------------------
(11)  Percent of Class Represented by Amount in Row (9)

              0%
-------------------------------------------------------------------------------
(12)  Type of Reporting Person (See Instructions)

              CO
-------------------------------------------------------------------------------


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CUSIP No.  709776 10 8         13G                   Page   3   of   4   Pages
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Item 1.
    (a)  Name of Issuer:
         PeoplePC Inc.

    (b)  Address of Issuer's Principal Executive Offices:
         100 Pine Street, Suite 1100, San Francisco, CA 94111

Item 2.
    (a)  Name of Person Filing:
         Ford Motor Company

    (b)  Address of Principal Business Office or, if None, Residence:
         One American Road, Dearborn, Michigan 48126

    (c)  Citizenship:
         a Delaware corporation

    (d)  Title of Class of Securities:
         Common Stock

    (e)  CUSIP Number:
         709776 10 8

Item 3.  If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), check whether the person is a:

         Not Applicable

Item 4.  Ownership

              The agrregate number of shares of Common Stock of PeoplePC Inc. beneficially owned by Ford Motor Company, the percentage of the total number of shares outstanding such amount represents and the number of such shares as to which Ford has sole and shared power to vote or dispose of such shares or direct the same is set forth below.

         (a)  Amount beneficially owned:       0 shares
                                          -----------------

         (b)  Percent of class:         0%
                                 ----------------

         (c)  Number of shares as to which the person has:

              (i)   Sole power to vote or direct the vote 0 shares.
                                                          --------
              (ii)  Shared power to vote or direct the vote 0 shares.
                                                            ---------
              (iii) Sole power to dispose or to direct the disposition of
                    0 shares.
                    --------
              (iv) Shared power to dispose or to direct the disposition of 0 shares.
                    ---------

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CUSIP No.  709776 10 8         13G                   Page   4   of   4   Pages
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Item 5.  Ownership of Five Percent or Less of a Class

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         N/A


Item 8.  Identification and Classification of Members of the Group

         N/A

Item 9.  Notice of Dissolution of Group

         N/A

Item 10. Certification

         N/A

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       April 29, 2002
                                       ----------------------------------------
                                                Date

                                       ----------------------------------------
                                                Signature

                                       Peter J. Sherry, Jr./Assistant Secretary
                                       ----------------------------------------
                                                Name/Title